UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Subject Company (Issuer))

GOOD FALKIRK (MI) LIMITED
(Name of Filing Person (Offeror))

an indirect wholly-owned subsidiary of

TAYLOR MARITIME INVESTMENTS LIMITED
(Name of Filing Person (Parent))

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number of Class of Securities)

Edward David Christopher Buttery Taylor Maritime Investments Limited Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR +44 1481 737600	With a copy to: Ted Kamman Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019 (212) 318-3140

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☒  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2022 (as it may be amended, supplemented or otherwise modified from time to time, this “Schedule TO”) relating to the offer by Good Falkirk (MI) Limited (“Offeror”), a Republic of Marshall Islands company and indirect wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares with a listing on the premium segment of the Official List of the London Stock Exchange (“TMI”), to purchase all of the issued ordinary shares (the “Shares”), other than Shares held by Offeror and Shares held in treasury, in the capital of Grindrod Shipping Holdings Ltd., a Singapore public company (the “Company”), at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon, to be paid in conjunction with a special dividend from the Company of $5.00 per Share, representing an aggregate transaction value to Company shareholders of $26.00 per Share, less any required withholding tax, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, as they may be amended from time to time (the “Offer”), in accordance with Regulation 14D and 14E under the Securities Exchange Act of 1934, as amended, and the Singapore Code on Take-overs and Mergers (the “Singapore Code”), subject to certain exemptions granted by the SEC and the Securities Industry Council (the “SIC”).

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in this Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in this Schedule TO and the Offer to Purchase.

Item 8. Interest in the Securities of the Subject Company

The disclosure contained in “Schedule II Holdings and Dealings Disclosures in Company Securities” to the Offer to Purchase is hereby amended and supplemented by the following:

In accordance with a waiver granted by the SIC under Rule 11.2 of the Singapore Code, RMB Morgan Stanley (Pty) Ltd (“RMBMS”) disclosed that it effected the disposals of 17,806 Shares it held as detailed in the table below, during the period of the Offer, to unwind hedged positions for its existing derivative contracts with its clients. These were only existing derivative contracts with clients of RMBMS and therefore the disposals were not in any connection with the Offer.

S/N	Date of Disposal (DD/MM/YYYY)	Price Transacted per Share (ZAR)	Price Transacted per Share (USD)[1]	No. of Shares Sold	Total Amount Sold (ZAR)	Total Amount Sold (USD)
1.	28/10/2022	462.00	25.48	5000	2 310 000.00	127 400
2.	28/10/2022	462.00	25.48	5000	2 310 000.00	127 400
3.	28/10/2022	462.00	25.48	4277	1 975 974.00	108 977.96
4.	28/10/2022	462.00	25.48	3529	1 630 398.00	89 918.92
				17,806	8 226 372.00	453 696.88

Note:
1 Based on the prevailing exchange rate of USD1: ZAR18.13 on 28 October 2022 extracted from Bloomberg L.P.

Rand Merchant Bank, a division of FirstRand Bank Limited, will continue to follow public disclosure procedures per Rule 12.1 of the Singapore Code in respect of the remaining 286 Shares held by RMBMS as hedges to client derivative contracts.

The disclosure of the holding and dealing of the Shares held by RMBMS on Schedule II to the Offer to Purchase and in this Amendment is included pursuant to the requirements of the Singapore Code.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  November 7, 2022

TAYLOR MARITIME INVESTMENTS LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Director

GOOD FALKIRK (MI) LIMITED

By:	/s/ Sandra Platts
Name:	Sandra Platts
Title:	Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited